UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934

                          (Amendment No. 4)

                            VaxGen, Inc.
                   ______________________________
                          (Name of Issuer)

                            Common Stock
                   ______________________________
                   (Title of Class of Securities)

                              922390208
                   ______________________________
                           (CUSIP Number)

                          December 31, 2006
                   ______________________________
       (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]          Rule 13d-1(b)

     [X]          Rule 13d-1(c)

     [ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 922390208                SCHEDULE 13G                 Page 2 of 9

1   Name of Reporting Person                 MEDCAP MANAGEMENT & RESEARCH LLC

    IRS Identification No. of Above Person                         94-3411543

2   Check the Appropriate Box if a member of a Group                 (a)  [ ]

                                                                     (b)  [ ]
3   SEC USE ONLY

4   Citizenship or Place of Organization                             DELAWARE

   NUMBER OF       5    Sole Voting Power                           1,197,020
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                 0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                      1,197,020
  PERSON WITH
                   8    Shared Dispositive Power                            0

9   Aggregate Amount Beneficially Owned by Each Reporting Person    1,197,020

10  Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares                                                        [ ]

11  Percent of Class Represented by Amount in Row 9                      3.6%

12  Type of Reporting Person                                               IA


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CUSIP No. 922390208                SCHEDULE 13G                 Page 3 of 9

1   Name of Reporting Person                             MEDCAP PARTNERS L.P.

    IRS Identification No. of Above Person                         94-3412423

2   Check the Appropriate Box if a member of a Group                 (a)  [ ]

                                                                     (b)  [ ]
3   SEC USE ONLY

4   Citizenship or Place of Organization                             DELAWARE

   NUMBER OF       5    Sole Voting Power                           1,024,381
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                 0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                      1,024,381
  PERSON WITH
                   8    Shared Dispositive Power                            0

9   Aggregate Amount Beneficially Owned by Each Reporting Person    1,024,381

10  Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares                                                        [ ]

11  Percent of Class Represented by Amount in Row 9                      3.1%

12  Type of Reporting Person                                               PN


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CUSIP No. 922390208                SCHEDULE 13G                 Page 4 of 9

1   Name of Reporting Person                                    C. FRED TONEY

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                 (a)  [ ]

                                                                     (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                        UNITED STATES

   NUMBER OF       5    Sole Voting Power                           1,427,020
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                 0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                      1,427,020
  PERSON WITH
                   8    Shared Dispositive Power                            0

9   Aggregate Amount Beneficially Owned by Each Reporting Person    1,427,020

10  Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares                                                        [ ]

11  Percent of Class Represented by Amount in Row 9                      4.3%

12   Type of Reporting Person                                           IN/HC



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CUSIP No. 922390208                SCHEDULE 13G                 Page 5 of 9

Item 1(a).  Name of Issuer:

            VaxGen, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1000 Marina Blvd., Suite 200
            Brisbane, CA  94005-1841

Item 2(a).  Names of Persons Filing:

            MedCap Management & Research LLC ("MMR")

            MedCap Partners, L.P. ("MedCap")

            C. Fred Toney

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal business address of the reporting persons is 500 Third Street, Suite 535, San Francisco, CA 94107.

Item 2(c).  Citizenship:

            Reference is made to item 4 of pages 2, 3 and 4 of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            922390208

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
            U.S.C. 78c);

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);


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CUSIP No. 922390208                SCHEDULE 13G                 Page 6 of 9

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) [X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

          Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or C. Fred Toney is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates (the "Securities"), and MMR and C. Fred Toney disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

          The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 was derived from the Issuer's Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on September 25, 2006, in which the Issuer stated that the number of shares of Common Stock outstanding as of August 31, 2006 was 33,106,523.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


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CUSIP No. 922390208                SCHEDULE 13G                 Page 7 of 9

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          MMR and C. Fred Toney are filing this Schedule because, as investment manager for certain accounts in which the Securities are held, MMR has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2007         MEDCAP MANAGEMENT & RESEARCH LLC


                                 By: /s/ C. Fred Toney
                                    ___________________________________
                                     C. Fred Toney, its Managing Member

                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 ______________________________________
                                 C. Fred Toney

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CUSIP No. 922390208                SCHEDULE 13G                 Page 8 of 9

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2007         MEDCAP PARTNERS L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By: /s/ C. Fred Toney
                                    ___________________________________
                                     C. Fred Toney, its Managing Member



                                   EXHIBIT INDEX

        Exhibit A     Joint Filing Undertaking                        Page 10


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CUSIP No. 922390208                SCHEDULE 13G                 Page 9 of 9

                                     EXHIBIT A

                            JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  February 2, 2007         MEDCAP MANAGEMENT & RESEARCH LLC


                                 By: /s/ C. Fred Toney
                                    ___________________________________
                                     C. Fred Toney, its Managing Member

                                 MEDCAP PARTNERS L.P.

                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By: /s/ C. Fred Toney
                                    ___________________________________
                                     C. Fred Toney, its Managing Member

                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 ______________________________________
                                 C. Fred Toney